EXHIBIT NUMBER 8

SUBSIDIARIES OF THE COMPANY

Consolidated Principal Subsidiary	Jurisdiction of Incorporation

Capital Canton Limited	British Virgin Islands

Century Lead Limited	British Virgin Islands

China Tire Enterprises Limited	Hong Kong

Cosmos Regent Ltd	British Virgin Islands

Cyber Generation Limited	British Virgin Islands

Great Windfall Agents Limited	British Virgin Islands

Million Good Limited	British Virgin Islands

Orion Tire Corporation	The United States of America

Orion (B.V.I.) Tire Corporation	British Virgin Islands

Sincere Ocean Limited	British Virgin Islands

Supreme Solutions Limited	British Virgin Islands

Ventures Kingdom Limited	British Virgin Islands

Wealth Faith Limited	British Virgin Islands

Whole Good Limited	British Virgin Islands